Exhibit 99.6

ZTO Express (Cayman) Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE: ZTO and SEHK: 2057)

Form of Proxy for Annual General Meeting

to be held on June 18, 2024

(or any adjournment(s) or postponement(s) thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the board (the “Board”) of directors (the “Director(s)”) of ZTO Express (Cayman) Inc., a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding Class A ordinary shares with a par value of US$0.0001 per share (the “Class A Ordinary Shares”) and Class B ordinary shares with a par value of US$0.0001 per share of the Company (the “Class B Ordinary Shares”, and together with the Class A Ordinary Shares, the “Ordinary Shares”) to be exercised at the Annual General Meeting of the Company (the “Meeting”) to be held at 9/F, The Center, 99 Queen’s Road Central, Central, Hong Kong on Tuesday, June 18, 2024 at 2:00 p.m., Hong Kong time, and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting (the “Meeting Notice”).

Only the holders of record of the Ordinary Shares on the Company’s register of members at the close of business on May 10, 2024 (Hong Kong Time) (the “Record Date”) are entitled to notice of, to attend and to vote at the Meeting. Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to ten votes, on all matters subject to vote at the Meeting. The quorum of the Meeting is one or more Shareholders holding Ordinary Shares which carry in aggregate (or representing by proxy) (i) not less than 10%, for so long as the Class A Ordinary Shares remain listed on The Stock Exchange of Hong Kong Limited, or (ii) otherwise not less than one-third, of all votes attaching to all shares in issue, on a one vote per Ordinary Share basis, present in person or by proxy and entitled to vote, throughout the Meeting.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the Meeting as indicated or, if no instruction is given, the proxy will vote the Ordinary Shares in his/her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the Meeting acts as proxy and is entitled to exercise his/her discretion, he/she is likely to vote the Ordinary Shares FOR the resolutions. As to any other business that may properly come before the Meeting, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the Meeting. However, if any other matter properly comes before the Meeting, or any adjournment(s) or postponement(s) thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised by (i) submitting to the Company, at the address set forth below, a duly signed revocation or (ii) voting in person at the Meeting.

To be valid, this Form of Proxy must be completed, signed and returned to 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible so that it is received by the Company no later than 2:00 p.m., Hong Kong time, on June 16, 2024 to ensure your representation at the Meeting.

ZTO Express (Cayman) Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE: ZTO and SEHK: 2057)

Form of Proxy for Annual General Meeting

to be held on June 18, 2024

(or any adjournment(s) or postponement(s) thereof)

I/We

of	,

being the registered holder of	Class A Ordinary Shares,(Note 1)
par value US$0.0001 per share, and	Class B Ordinary Shares,(Note 1)

par value US$0.0001 per share, of ZTO Express (Cayman) Inc. (the “Company”), hereby appoint the Chairman of the meeting(Note 2)

or
(email address:	)(Note 5)

of

as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjournment(s) or postponement(s) thereof) of the Company to be held at 9/F, The Center, 99 Queen’s Road Central, Central, Hong Kong on June 18, 2024 at 2:00 p.m. and at any adjournment(s) or postponement(s) thereof (the “Meeting”), and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.(Note 3)

	RESOLUTIONS	FOR(Note 3)	AGAINST(Note 3)	ABSTAIN(Note 3)
1.	As an ordinary resolution: To receive and consider the audited consolidated financial statements of the Company and the reports of the directors and auditor of the Company for the year ended December 31, 2023.
2.	As an ordinary resolution: To re-elect Mr. Xudong CHEN as non-executive Director, subject to his earlier resignation or removal.
3.	As an ordinary resolution: To re-elect Mr. Qin Charles HUANG as independent non-executive Director, subject to his earlier resignation or removal.
4.	As an ordinary resolution: To re-elect Mr. Herman YU as independent non-executive Director, subject to his earlier resignation or removal.
5.	As an ordinary resolution: To re-elect Mr. Tsun-Ming (Daniel) KAO as independent non-executive Director, subject to his earlier resignation or removal.
6.	As an ordinary resolution: To authorize the Board to fix the remuneration of the Directors.
7.	As an ordinary resolution: To re-appoint Deloitte Touche Tohmatsu as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix its remuneration for the year ending December 31, 2024.
8.	As an ordinary resolution: To grant a general mandate to the directors to issue, allot, and deal with additional Class A Ordinary Shares of the Company not exceeding 20% of the total number of issued and outstanding shares of the Company as at the date of passing of this resolution.
9.	As an ordinary resolution: To grant a general mandate to the directors to repurchase Class A Ordinary Shares of the Company not exceeding 10% of the total number of issued and outstanding shares of the Company as at the date of passing of this resolution.
10.	As an ordinary resolution: To extend the general mandate granted to the directors to issue, allot and deal with additional Class A Ordinary Shares of the Company by the aggregate number of the Class A Ordinary Shares repurchased by the Company.

Dated	, 2024	Signature(s)(Note 4)

Notes:

1	Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2	If any proxy other than the Chairman is preferred, strike out the words “the Chairman of the meeting” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his/her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

3	IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.” ALTERNATIVELY, YOU MAY ALSO INDICATE THE RESPECTIVE NUMBERS OF SHARES FOR EACH OF THE “FOR,” “AGAINST” AND “ABSTAIN” COLUMNS. Failure to complete any or all the boxes will entitle your proxy to cast his or her votes at his or her discretion. A proxy need not be a member of the Company, but must attend the Meeting in person. A member may only have one form of proxy valid at any one time and if a member submits more than one form of proxy, the last form of proxy received in the manner described in this form of proxy above shall be treated as the only valid form of proxy. Any alteration made to this form of proxy must be duly initialed by the person who signs it. Completion and deposit of a form of proxy does not prevent a member from attending the Meeting in person but if a member attends the Meeting and votes, this proxy will be revoked.

4	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign the same.

5	A valid email address of your proxy must be provided in the space provided (except when the chairman of the Meeting is appointed as your proxy). If no email address is provided, your proxy cannot participate in the Meeting by online live webcast.

PERSONAL INFORMATION COLLECTION STATEMENT

“Personal Data” in this form of proxy has the same meaning as “personal data” in the Personal Data (Privacy) Ordinance, Cap 486 (“PDPO”), which includes your and your proxy’s name and address.

You and your proxy’s Personal Data provided in this form of proxy will be used in connection with processing your request for the appointment of a proxy to attend, act and vote on your behalf as directed above at the Meeting. The supply of your and your proxy’s Personal Data is on a voluntary basis. However, the Company may not be able to process your request unless you provide us with your and your proxy’s Personal Data.

Your and your proxy’s Personal Data will be disclosed or transferred to the Company’s share registrar and its Hong Kong branch share registrar and transfer office and/or other companies or bodies for the purpose stated above, or when it is required to do so by law, for example, in response to a court order or a law enforcement agency’s request, and will be retained for such period as may be necessary for our verification and record purpose.

By providing your proxy’s Personal Data in this form of proxy, you should have obtained the express consent (which has not been withdrawn in writing) from your proxy in using his/her Personal Data provided in this form of proxy and that you have informed your proxy of the purpose for and the manner in which his/her Personal Data may be used.

You/your proxy have/has the right to request access to and/or correction of your/your proxy’s Personal Data respectively in accordance with the provisions of the PDPO. Any such request for access to and/or correction of your/your proxy’s Personal Data should be in writing by either of the following means:

By mail to: Personal Data Privacy Officer
Computershare Hong Kong Investor Services Limited

17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong
By email to: PrivacyOfficer@computershare.com.hk